EXHIBIT (99.4)

2021-2022 THIRD QUARTER FINANCES

MINISTRY OF FINANCE
2021–22 Third Quarter Finances	February 2022

Contents

The Third Quarter Finances report
contains information about
Ontario’s 2021–22 fiscal outlook
as of December 31, 2021 and also
incorporates information on the
use of contingencies and the
Province’s borrowing program to
February 2, 2022.

Introduction	3
A. Ontario’s 2021–22 Fiscal Outlook	4
B. Ontario’s Recent Economic Performance and Outlook	12
C. Details of Ontario’s Finances	15
D. Ontario’s 2021–22 Borrowing Program	22

Highlights

•

The government remains committed to strengthening the economy. In the third quarter and early 2022, the government’s focus was fighting the COVID-19 pandemic, while supporting people and businesses impacted by public health restrictions to blunt the spread of Omicron.

•

As of the 2021–22 Third Quarter Finances, the Province is investing an additional $2.3 billion, primarily in health care and supports for businesses and workers, offset from existing contingencies, relative to the 2021 Ontario Economic Outlook and Fiscal Review (also referred to as the Fall Economic Statement or FES).

•

The government is now projecting a deficit of $13.1 billion in 2021–22, an improvement of $20.0 billion from the outlook presented in the 2021 Budget, and $8.4 billion lower than projected in the 2021 Ontario Economic Outlook and Fiscal Review.

•

Revenues in 2021–22 are projected to be $176.7 billion, $22.6 billion higher than forecast in the 2021 Budget and $8.0 billion higher than expected in the 2021 Ontario Economic Outlook and Fiscal Review. The increased revenue forecast is primarily due to higher than projected taxation revenue attributable to stronger than expected nominal gross domestic product (GDP) growth in 2021 and higher net tax assessments for 2020 and prior years. Nominal GDP is estimated to have increased 11.9 per cent in 2021, higher than the prudent 2021 Ontario Economic Outlook and Fiscal Review nominal GDP growth planning assumption of 9.0 per cent.

•

Interest on debt is projected to be $13.0 billion, lower than the $13.1 billion forecast in the 2021 Budget, and is unchanged from the projection in the 2021 Ontario Economic Outlook and Fiscal Review.

•

Ontario’s real GDP increased 1.4 per cent in the third quarter of 2021, after a 1.2 per cent decline in the second quarter. As of the third quarter, Ontario’s real GDP was 1.2 per cent below the fourth quarter of 2019.

•	Many other major economic indicators, including employment, retail and wholesale trade and manufacturing sales, are now above, or close to, pre-pandemic levels.

•	As of February 2, 2022, the Province has borrowed $39.2 billion of its $41.0 billion long-term borrowing program for 2021–22, which now includes pre-borrowing of $10.0 billion for 2022–23.

Introduction

The government continues to spare no expense in the fight against the global pandemic, making investments to protect people’s health and the economy. These investments have proven to be effective, as evidenced by Ontario’s response to the Omicron variant, the successful vaccine rollout, and responsive economic supports to manage the impacts of necessary public health measures and support businesses and workers. Significant progress has been made against COVID-19 and the government remains vigilant in fighting the virus.

The release of this report illustrates that Ontario’s plan to protect workers, jobs and the economy has been successful, as the province remains economically resilient two years into the COVID-19 pandemic. This has allowed the government to continue to make the necessary investments required as the COVID-19 situation continues to evolve, while laying a strong, stable foundation for economic recovery and growth. Since the release of the 2021 Ontario Economic Outlook and Fiscal Review, the government has invested an additional $2.3 billion, primarily in the health care system and supports for businesses and workers. Highlights include:

•

$1.3 billion in additional funding to support hospitals with personal protective equipment, additional staff and Infection Prevention and Control measures, as well as funding to support the rollout of COVID-19 vaccines;

•

The new Ontario Business Costs Rebate Program, which provides eligible businesses required to close or reduce indoor capacity with rebate payments for up to 100 per cent of the property tax and energy costs they incur while subject to public health measures in response to the Omicron variant; and

•	The new Ontario COVID-19 Small Business Relief Grant, which provides eligible small businesses subject to closure under the modified Step Two of the Roadmap to Reopen with a grant payment of $10,000.

The government recognizes that economic uncertainty and challenges, including the rising cost of living, continue. That is why the government will continue to invest in a stronger economy through its plan to build Ontario.

This is the government’s eighth financial update since the pandemic began, delivering on its commitment to provide regular updates on Ontario’s finances, even during this uncertain economic period. The government remains committed to defeating the COVID-19 virus and will provide its next financial update as part of the 2022 Budget.

Section A:   Ontario’s 2021–22 Fiscal Outlook

The Province’s 2021–22 deficit is projected to be $13.1 billion — $20.0 billion lower than the outlook published in the 2021 Budget and $8.4 billion lower than projected in the 2021 Ontario Economic Outlook and Fiscal Review.

Revenues in 2021–22 are projected to be $176.7 billion — $22.6 billion higher than forecast in the 2021 Budget and $8.0 billion higher than projected in the 2021 Ontario Economic Outlook and Fiscal Review. The increased revenue forecast is primarily due to higher than projected taxation revenue attributable to stronger than expected nominal GDP growth in 2021 and higher net tax assessments for 2020 and prior years.

Program expense is projected to be $175.8 billion — $2.8 billion higher than the 2021 Budget outlook. Since the 2021 Ontario Economic Outlook and Fiscal Review, the government has made $2.3 billion in additional investments, primarily in health care and supports for businesses and workers impacted by public health restrictions to blunt the spread of Omicron. After offsetting the cost of these investments against existing contingencies and accounting for ministry underspending, program expense is projected to be $0.4 billion lower relative to the outlook presented in the 2021 Ontario Economic Outlook and Fiscal Review.

Since the beginning of the pandemic, the government’s use of extraordinary contingencies has provided the flexibility to respond quickly. With the release of the 2021 Ontario Economic Outlook and Fiscal Review, the Time-Limited COVID-19 Fund had a $2.7 billion allocation to respond to the ongoing uncertainty related to the pandemic and the future pace of economic recovery. In response to the rise of the Omicron variant and the resulting necessary public health restrictions, additional support has been provided through the Time-Limited COVID-19 Fund. After the drawdowns reported in both the 2021 Ontario Economic Outlook and Fiscal Review and the 2021–22 Third Quarter Finances, the balance of this Fund is $500 million for the remainder of the fiscal year.

Ontario’s net debt-to-GDP ratio is projected to be 40.8 per cent in 2021–22, 8.0 percentage points lower than the 48.8 per cent forecast in the 2021 Budget and 2.6 percentage points lower than projected in the 2021 Ontario Economic Outlook and Fiscal Review.

The 2021 Budget included a $1.0 billion reserve in 2021–22 to protect the fiscal outlook against any unforeseen adverse changes in the Province’s revenue and expense forecasts. With the release of the 2021–22 Third Quarter Finances, the reserve has been maintained at $1.0 billion, which can be used to address any unforeseen events that could arise before the fiscal year-end.

2021–22 In-Year Fiscal Performance
($ Millions)
	Budget Plan	Current Outlook[1]	In-Year Change
Revenue	154,012	176,659	22,647
Expense
Programs	172,989	175,793	2,804
Interest on Debt	13,130	12,971	(159)
Total Expense	186,120	188,764	2,645
Surplus/(Deficit) Before Reserve	(32,108)	(12,105)	20,002
Reserve	1,000	1,000	–
Surplus/(Deficit)	(33,108)	(13,105)	20,002

[1]	Current outlook primarily reflects information available as of December 31, 2021 and also incorporates information on the use of contingencies to February 2, 2022.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

Revenues in 2021–22 are projected to be $8.0 billion higher than forecast in the 2021 Ontario Economic Outlook and Fiscal Review.

The forecast for Total Taxation Revenue has increased by $7.5 billion compared to the 2021 Ontario Economic Outlook and Fiscal Review. Key changes in the taxation revenue outlook compared to the 2021 Ontario Economic Outlook and Fiscal Review include:

•	Corporations Tax revenue increased by $5.3 billion, mainly due to higher 2020 and prior year tax assessments;

•

Personal Income Tax revenue increased by $1.3 billion, mainly due to higher compensation of employees growth for 2021, reflecting growth in employment, partially offset by weaker 2020 and prior year tax assessments;

•	Employer Health Tax increased by $529 million, mainly due to higher compensation of employees growth for 2021, reflecting growth in employment;

•	Gasoline and Fuel Taxes combined increased by $503 million, mainly due to higher than expected fuel consumption volumes, but are still down by $125 million compared to the 2021 Budget forecast;

•	Land Transfer Tax is $424 million higher, reflecting strong home resales in 2021;

•	Sales Tax revenue decreased by $595 million, mainly reflecting lower 2021 entitlement estimates, partially offset by higher entitlements for 2020 and prior years; and

•

All Other Taxes combined increased by $43 million, mainly due to higher projected revenues from Electricity Payments-in-Lieu of Taxes, partially offset by lower projected revenues from Education Property Tax and Tobacco Tax.

Net income from Government Business Enterprises is $904 million higher, mainly due to increased forecasts for earnings from Ontario Power Generation, Hydro One Ltd. and the Liquor Control Board of Ontario.

Projected Government of Canada Transfers decreased by $361 million, mainly due to lower funding under the Investing in Canada Infrastructure Program.

Other Non-Tax Revenues combined are projected to increase by $4 million, mainly due to higher Power Supply Contract Recoveries.

Key Changes to 2021–22 Revenue Projections

($ Millions)
		2021–22
2021 Budget Revenue Outlook		154,012

Revenue Changes in the 2021–22 First Quarter Finances		2,885

Revenue Changes in the 2021 Ontario Economic Outlook and Fiscal Review		11,720

Revenue Changes Since the 2021 Ontario Economic Outlook and Fiscal Review
Corporations Tax	5,303
Personal Income Tax	1,288
Employer Health Tax	529
Gasoline and Fuel Tax	503
Land Transfer Tax	424
Sales Tax	(595)
All Other Taxes	43
Total Taxation Revenue		7,495
Government of Canada Transfers		(361)
Government Business Enterprises		904
Other Non-Tax Revenue		4
Total Revenue Changes Since the 2021 Ontario Economic Outlook and Fiscal Review		8,042

2021–22 Third Quarter Finances Revenue Outlook		176,659
Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

There are further risks that could materially affect the 2021–22 revenue outlook. These include changes to the economic growth outlook, revenue collections from Ontario-administered taxes, the earnings of government business enterprises and government policy changes. The government will monitor these developments and will provide further details in future fiscal updates.

Expense

Total expense, including interest on debt, is projected to be $188.8 billion — $2.6 billion higher than the 2021 Budget projection. Since the release of the 2021 Ontario Economic Outlook and Fiscal Review, $2.3 billion in additional investments have been directed primarily towards health care and supports for businesses and workers. After offsetting the cost of these investments against existing contingencies and accounting for ministry underspending, total expense is projected to be $0.4 billion lower relative to the outlook presented in the 2021 Ontario Economic Outlook and Fiscal Review.

Key Changes to 2021–22 Total Expense Projections ($ Millions)

		2021–22

2021 Budget Total Expense Outlook		186,120

Total Expense Changes in the 2021–22 First Quarter Finances		2,208

Total Expense Changes in the 2021 Ontario Economic Outlook and Fiscal Review		787

Program Expense Changes Since the 2021 Ontario Economic Outlook and Fiscal Review:

Additional Hospital Reimbursement for COVID-19 Expenses	1,286

Ontario Business Costs Rebate Program	300

Ontario COVID-19 Small Business Relief Grant	293

Prevention and Containment of COVID-19 in Long-Term Care Homes	164

Accelerated Personal Support Worker (PSW) Training Program	108

Electricity Cost Relief	75

Additional Funding for the Alcohol and Gaming Commission of Ontario	58

Stabilization Funding for Provincial Tourism, Culture and Heritage Entities	49

Wheatley Disaster Assistance	6

Subtotal: New Investments Since the 2021 Ontario Economic Outlook and Fiscal Review	2,338

Lower than Forecasted Spending in Select Programs	(120)

Underspending in Investing in Canada Infrastructure Program	(255)

Underspending in Infrastructure Programs	(350)

All Other Changes	2

Total Program Expense Changes		1,615

Net Drawdown of the Standard Contingency Fund		(301)

Drawdown of the Time-Limited COVID-19 Fund		(1,665)

Total Net Program Expense Changes Since the 2021 Ontario Economic Outlook and Fiscal Review		(351)

Interest on Debt Change Since the 2021 Ontario Economic Outlook and Fiscal Review		–

Total Expense Changes Since the 2021 Ontario Economic Outlook and Fiscal Review		(351)

2021–22 Third Quarter Finances Total Expense Outlook		188,764

Note: Numbers may not add due to rounding. Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Program Expense Update

Total program expense in 2021–22 is projected to be $175.8 billion, an increase of approximately $2.8 billion compared to the 2021 Budget. Total program expense is projected to be $0.4 billion lower than in the 2021 Ontario Economic Outlook and Fiscal Review.

The 2021–22 Third Quarter Finances include an additional $2.3 billion in investments since the 2021 Ontario Economic Outlook and Fiscal Review, offset against existing contingencies. These investments include:

•

$1.3 billion in additional funding to support hospitals during the COVID-19 pandemic, including expenses such as personal protective equipment, additional staff and Infection Prevention and Control measures, as well as funding to support the rollout of COVID-19 vaccines;

•

$300 million for the Ontario Business Costs Rebate Program to provide property tax and energy cost rebates to eligible businesses that were required to close or reduce indoor capacity as part of the additional public health measures in response to the Omicron variant;

•

$293 million for the Ontario COVID-19 Small Business Relief Grant to support small businesses that were subject to closures as part of the additional public health measures in response to the Omicron variant;

•	$164 million to help long-term care homes prevent and contain the spread of COVID-19, including increased staffing supports and purchasing additional personal protective equipment supplies;

•	$108 million to train up to 8,200 new personal support workers (PSWs) for high-demand jobs in Ontario’s health and long-term care sectors to address the personal support workforce shortage;

•	$75 million in additional funding to support further electricity cost relief for eligible residential, farm and small business customers for the period January 18, 2022 to February 7, 2022;

•

$58 million to support the operations of the Alcohol and Gaming Commission of Ontario as a result of reduced recoveries due to the closure of non-essential businesses during the pandemic, and to support the implementation of iGaming;

•	$49 million to provide stabilization funding support for provincial tourism, culture and heritage entities that had to temporarily limit or close their operations due to COVID-19; and

•

$6 million to help residents and businesses of Wheatley who were evacuated as a result of the natural gas explosion with immediate needs such as housing and food, and to ensure the municipality can continue to deliver emergency services.

Other changes to program expense are outlined below:

•	$120 million reduction in the Ministry of Energy, Northern Development and Mines, due primarily to lower than forecasted spending in select energy rebate programs;

•

$255 million in underspending in federal flow-through expense under the Investing in Canada Infrastructure Program for municipal transit transportation projects to reflect updated municipal construction timelines;

•	$350 million in underspending for planned infrastructure programs, such as the Investing in Canada Infrastructure Program, due to revised implementation timelines for a number of projects; and

•	All other changes of $2 million.

Changes to program expense have been offset against contingencies, including the standard Contingency Fund with a net decrease of $301 million, and a $1,665 million draw against the Time-Limited COVID-19 Fund.

Interest on Debt Expense Update

Interest on debt expense is projected to be $13.0 billion, lower than the $13.1 billion forecast in the 2021 Budget and unchanged from the projection in the 2021 Ontario Economic Outlook and Fiscal Review. The Province’s cost of borrowing has, however, increased to 2.1 per cent, higher than the 1.9 per cent forecast in the 2021 Budget and the 2021 Ontario Economic Outlook and Fiscal Review. Despite this increase, lower forecast long term borrowings for this year have allowed the interest on debt projection to remain unchanged, at $13.0 billion.

Fiscal Prudence

As reported in the 2021 Budget, the government fully allocated the extraordinary contingencies previously made available for 2021–22 to respond to the COVID-19 pandemic. In order to maintain continued flexibility during this uncertain time, as the 2021–22 fiscal year unfolded, the province allocated $2.2 billion to the Time-Limited COVID-19 Fund in 2021–22 as part of the 2021–22 First Quarter Finances, with an additional $500 million increase to this Fund announced in the 2021 Ontario Economic Outlook and Fiscal Review. After all projected drawdowns reported in the 2021–22 Third Quarter Finances, the remaining balance of the Time-Limited COVID-19 Fund for 2021–22 is $500 million.

Standard Contingency Funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. The remaining standard Contingency Fund balance is currently projected to be $1.1 billion for 2021–22.

The use of extraordinary contingencies since the beginning of the pandemic provided Ontario with the flexibility to respond quickly to challenges posed by new COVID-19 variants, including most recently the Omicron surge.

Extraordinary Contingencies and Time-Limited Pandemic Response, 2021–22 ($ Millions)
Current Outlook 2021–22

COVID-19 Time-Limited Funding and Extraordinary Contingencies

Pandemic Fund	4,000

Support for People and Jobs Fund	1,000

Time-Limited COVID-19 Fund	2,700

Other COVID-19 Time-Limited Funding	3,454

Total COVID-19 Time-Limited Funding and Extraordinary Contingencies	11,154

Remaining Balances as of the 2021–22 Third Quarter Finances[1]

Pandemic Fund	–

Support for People and Jobs Fund	–

Time-Limited COVID-19 Fund	500

Total Remaining Balances as of the 2021–22 Third Quarter Finances	500

1  As of February 2, 2022, net of new projected drawdowns in the 2021–22 Third Quarter Finances.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2021 Budget included a reserve of $1.0 billion in 2021–22, which has been maintained as part of the current fiscal outlook to ensure a prudent risk management approach, given uncertainties remaining in the fiscal outlook for 2021–22.

Section B:	Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

Economies around the world, including Ontario’s, have experienced a significant rebound from the unprecedented impacts of the COVID-19 pandemic. Ontario’s real GDP increased by 1.4 per cent in the third quarter of 2021, following a decline in the second quarter. Third quarter growth was led by an increase in household spending and exports.

Recent economic indicators suggest growth continued in the fourth quarter of 2021. Employment in Ontario increased strongly in the fourth quarter and the unemployment rate declined to 6.1 per cent in December. Other indicators such as retail and wholesale trade and manufacturing sales have risen above their pre-pandemic levels.

Public health restrictions to blunt the spread of Omicron impacted employment in Ontario at the beginning of 2022. Employment declined by 145,700 and the unemployment rate increased to 7.3 per cent in January 2022. Despite this decline, employment in January 2022 was essentially unchanged compared to the February 2020 pre-pandemic level. The Province began to gradually lift public health restrictions on January 31, 2022, as key public health and health care indicators were showing signs of improvement.

Chart 1
Ontario Labour Market

Employment (Thousands)
Unemployment Rate (Per Cent)
7,800
7,600
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
5,800
5,600
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Employment (Left Axis)
Unemployment Rate (Right Axis)
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22

Source: Statistics Canada.

Economic Outlook

The outlook for global economic growth has remained resilient, despite impacts related to the Omicron variant of COVID-19, continuing supply chain disruptions and rising inflation in many countries. The International Monetary Fund projects global real GDP to rise by 5.9 per cent in 2021, followed by 4.4 per cent growth in 2022. U.S. real GDP increased by 5.7 per cent in 2021 and, according to the Blue Chip Economic Indicators survey, forecasters expect U.S. real GDP to increase by 3.9 per cent in 2022.

The Ministry of Finance is estimating that Ontario real GDP increased 4.4 per cent in 2021, up slightly from the 2021 Ontario Economic Outlook and Fiscal Review real GDP growth planning assumption of 4.3 per cent. Ontario nominal GDP is estimated to have increased 11.9 per cent in 2021, higher than the prudent 2021 Ontario Economic Outlook and Fiscal Review nominal GDP growth planning assumption of 9.0 per cent.

Chart 2

Stronger-than-Planned Real and Nominal GDP Growth in 2021

Growth in 2021
(Per Cent)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
GDP Inflation
Real GDP
10.1
4.6
9.0
4.3
11.9
4.4
Private Sector Average*
Planning Assumption
2021 Ontario Economic Outlook and Fiscal Review
2021–22 Third Quarter Finances Estimate

*Average of private-sector forecasts updated between August 31 and October 1, 2021.

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasters.

The private-sector average forecast1 for Ontario real GDP growth in 2022 is 4.2 per cent, lower than the private-sector average increase of 4.6 per cent forecast at the time of the 2021 Ontario Economic Outlook and Fiscal Review. The private-sector average forecast for Ontario nominal GDP growth in 2022 is 7.0 per cent, higher than the private-sector average forecast increase of 6.7 per cent at the time of the 2021 Ontario Economic Outlook and Fiscal Review.

[1]	As of February 2, 2022.

The evolution of the COVID-19 pandemic continues to represent a significant risk to the economic outlook. In addition, continuing supply chain disruptions risk further price inflation.

Central banks around the world have begun responding to rising inflation and signalled further changes in the months ahead. The Bank of Canada and the U.S. Federal Reserve have reduced asset purchase programs and indicated that increases in policy interest rates are likely imminent to achieve their two per cent consumer price inflation targets.

Section C:   Details of Ontario’s Finances

Revenue ($ Millions)
	2021–22

	2021 Budget	Current Outlook	In-Year Change

Taxation Revenue
Personal Income Tax	36,351	42,583	6,232
Sales Tax	27,632	30,391	2,759
Corporations Tax	14,389	22,283	7,894
Education Property Tax	5,754	5,679	(75)
Employer Health Tax	6,445	7,199	754
Ontario Health Premium	4,141	4,493	352
Gasoline Tax	2,421	2,322	(99)
Land Transfer Tax	3,890	5,473	1,583
Tobacco Tax	1,060	991	(69)
Fuel Tax	814	788	(26)
Beer, Wine and Spirits Taxes	618	638	20
Electricity Payments in Lieu of Taxes	454	581	127
Ontario Portion of the Federal Cannabis Excise Duty	245	185	(60)
Other Taxes	605	756	151
	104,819	124,362	19,543

Government of Canada
Canada Health Transfer	16,737	16,726	(11)
Canada Social Transfer	6,005	6,001	(4)
Equalization	–	–	–
Infrastructure Programs	1,086	736	(350)
Labour Market Programs	1,316	1,523	207
Social Housing Agreement	299	299	–
Other Federal Payments	1,577	3,679	2,102
Direct Transfers to Broader Public-Sector Organizations	424	424	–
	27,444	29,388	1,944

Income from Government Business Enterprises
Liquor Control Board of Ontario	2,435	2,551	116
Ontario Power Generation Inc./Hydro One Ltd.	670	1,535	865
Ontario Lottery and Gaming Corporation	1,266	1,324	58
Ontario Cannabis Store	170	155	(15)
	4,541	5,565	1,024

continued…

Revenue (continued) ($ Millions)
	2021–22

	2021 Budget	Current Outlook	In-Year Change

Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,758	9,758	–
Vehicle and Driver Registration Fees	2,096	2,040	(56)
Miscellaneous Other Non-Tax Revenue	1,322	1,548	226
Other Fees and Licences	1,208	1,209	1
Sales and Rentals	1,402	1,402	–
Reimbursements	1,031	1,031	–
Royalties	284	284	–
Power Supply Contract Recoveries	102	68	(34)
Net Reduction of Power Purchase Contracts	5	5	–
	17,208	17,344	136
Total Revenue	154,012	176,659	22,647

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Total Expense[1] ($ Millions)
	2021–22
Ministry Expense	2021 Budget	Current Outlook	In-Year Change
Agriculture, Food and Rural Affairs (Base)	310.9	312.0	1.1
Demand-Driven Risk Management and Time-Limited Programs	417.2	417.6	0.3
COVID-19 Time-Limited Funding[2]	26.2	26.2	–
Agriculture, Food and Rural Affairs (Total)	754.3	755.7	1.5
Attorney General (Base)	1,675.0	1,709.3	34.3
COVID-19 Time-Limited Funding[2]	–	35.6	35.6
Attorney General (Total)	1,675.0	1,744.9	69.9
Board of Internal Economy (Total)	273.0	273.0	–
Children, Community and Social Services (Base)	17,841.5	17,843.5	2.0
COVID-19 Time-Limited Funding[2]	69.1	78.0	8.9
Children, Community and Social Services (Total)	17,910.6	17,921.5	10.9
Colleges and Universities (Base)	9,312.8	9,312.8	–
Student Financial Assistance	1,352.4	1,352.4	–
COVID-19 Time-Limited Funding[2]	12.7	21.4	8.7
Colleges and Universities (Total)	10,677.9	10,686.6	8.7
Economic Development, Job Creation and Trade (Base)	377.5	379.5	2.0
Time-Limited Investments	214.1	214.1	–
COVID-19 Time-Limited Funding[2]	293.7	637.4	343.7
Economic Development, Job Creation and Trade (Total)	885.3	1,231.0	345.7
Education (Base)[3]	31,263.0	30,800.7	(462.4)
Teachers’ Pension Plan[4]	1,630.9	1,630.9	–
COVID-19 Time-Limited Funding[2]	59.3	760.0	700.7
Education (Total)	32,953.2	33,191.6	238.3
Energy, Northern Development and Mines (Base)	1,083.8	1,084.0	0.2
Electricity Cost Relief Programs	6,493.6	6,381.3	(112.3)
COVID-19 Time-Limited Funding[2]	62.0	327.1	265.1
Energy, Northern Development and Mines (Total)	7,639.5	7,792.4	153.0
Environment, Conservation and Parks (Base)	684.3	685.3	1.0
COVID-19 Time-Limited Funding[2]	2.3	12.9	10.6
Environment, Conservation and Parks (Total)	686.6	698.2	11.6
Executive Offices (Base)	39.9	40.4	0.5
COVID-19 Time-Limited Funding[2]	–	3.0	3.0
Executive Offices (Total)	39.9	43.4	3.5
Finance (Base)	850.9	850.9	–
Investment Management Corporation of Ontario[5]	185.4	185.4	–
Ontario Municipal Partnership Fund	501.9	501.9	–
Power Supply Contract Costs	102.2	65.6	(36.6)
Time-Limited COVID-19 Fund[2]	–	500.0	500.0
COVID-19 Time-Limited Funding[2]	35.0	380.0	345.0
Finance (Total)	1,675.4	2,483.8	808.4
Francophone Affairs (Base)	6.5	6.5	–
COVID-19 Time-Limited Funding[2]	2.3	2.8	0.5
Francophone Affairs (Total)	8.8	9.3	0.5

continued…

Total Expense[1] (continued) ($ Millions)
	2021–22
Ministry Expense	2021 Budget	Current Outlook	In-Year Change

Government and Consumer Services (Base)	743.4	759.5	16.1
Realty	1,144.6	1,144.6	–
Government and Consumer Services (Total)	1,887.9	1,904.0	16.1
Health (Total)	64,016.7	64,093.5	76.8
COVID-19 Health Response[6]	5,144.1	6,656.1	1,512.0
Heritage, Sport, Tourism and Culture Industries (Base)	1,016.2	1,028.2	12.0
Ontario Cultural Media Tax Credits	602.1	602.1	–
COVID-19 Time-Limited Funding[2]	205.4	236.8	31.4
Heritage, Sport, Tourism and Culture Industries (Total)	1,823.8	1,867.2	43.4
Indigenous Affairs (Base)	85.5	89.5	4.0
COVID-19 Time-Limited Funding[2]	4.0	4.0	–
Indigenous Affairs (Total)	89.5	93.5	4.0
Infrastructure (Base)	365.4	198.0	(167.4)
Federal–Provincial Infrastructure Programs	590.0	438.4	(151.6)
Waterfront Toronto Revitalization (Port Lands Flood Protection)	155.6	155.6	–
Municipal Infrastructure Program Investments	200.0	400.0	200.0
COVID-19 Time-Limited Funding[2]	233.5	198.2	(35.3)
Infrastructure (Total)	1,544.5	1,390.1	(154.4)
Labour, Training and Skills Development (Base)	175.1	189.3	14.1
Training Tax Credits (Co-operative Education and Apprenticeship Training)[7]	88.9	88.9	–
Demand-Driven Employment and Training Programs	1,169.3	1,171.2	1.9
COVID-19 Time-Limited Funding[2]	288.0	579.4	291.4
Labour, Training and Skills Development (Total)	1,721.3	2,028.7	307.4
Long-Term Care (Total)[8]	5,764.0	5,886.6	122.5
Municipal Affairs and Housing (Base)[9]	512.3	480.9	(31.4)
Time-Limited Investments	349.2	352.0	2.8
Social Housing Agreement – Payments to Service Managers	284.5	284.5	–
COVID-19 Time-Limited Funding[2]	286.3	318.7	32.4
Municipal Affairs and Housing (Total)	1,432.3	1,436.1	3.8
Natural Resources and Forestry (Base)	573.4	574.0	0.7
Emergency Forest Firefighting	100.0	200.0	100.0
Natural Resources and Forestry (Total)	673.3	774.0	100.7
Seniors and Accessibility (Base)	66.5	66.5	–
Time-Limited Investments	9.1	9.1	–
COVID-19 Time-Limited Funding[2]	6.0	27.0	21.0
Seniors and Accessibility (Total)	81.7	102.7	21.0
Solicitor General (Base)	3,096.4	3,122.9	26.4
COVID-19 Time-Limited Funding[2]	–	4.0	4.0
Solicitor General (Total)	3,096.4	3,126.9	30.4
Transportation (Base)	5,529.9	5,721.1	191.2
Federal–Provincial Infrastructure Programs[10]	702.9	277.0	(426.0)
COVID-19 Time-Limited Funding[2]	–	345.4	345.4
Transportation (Total)	6,232.8	6,343.4	110.6

continued…

Total Expense[1] (continued) ($ Millions)
	2021–22
Ministry Expense	2021 Budget	Current Outlook	In-Year Change

Treasury Board Secretariat (Base)	454.8	393.1	(61.7)
Employee and Pensioner Benefits[4]	1,766.5	1,766.5	–
Operating Contingency Fund	1,915.1	934.1	(981.0)
Capital Contingency Fund	165.3	165.3	–
Treasury Board Secretariat (Total)	4,301.7	3,259.0	(1,042.7)
Interest on Debt[11]	13,130.1	12,971.0	(159.1)
Total Expense	186,119.5	188,764.1	2,644.6
[1]

On June 18, 2021, the Premier announced changes to the Executive Council that led to the establishment of new ministries as well as the transfer of responsibilities between ministries. The corresponding changes to the new government structure will be reflected in future publications.

[2]

In the 2021 Budget, the government made available COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[3]

The Ministry of Education’s 2021–22 base allocation includes funding for Grants for Student Needs and Priorities Partnership Fund. At the time of the 2021 Budget the base allocation included funding for COVID-19, but the full level of funding required to specifically address the impacts of COVID-19 had not been finalized. Subsequently, $760 million of this funding was allocated to keep students and staff safe as part of Ontario’s response to COVID-19. On this basis, the amount associated with the Ministry’s COVID-19 Time Limited Funding was increased in the 2021 Ontario Economic Outlook and Fiscal Review. Compared to the 2021 Budget, total Ministry of Education funding is projected to be $238 million higher.

[4]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[5]	Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.
[6]

For presentation purposes in the 2021–22 Third Quarter Finances, time-limited COVID-19 related spending has been included separately instead of within the Ministry of Health and Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) presented in the 2021–22 Expenditure Estimates.

[7]	The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017.
[8]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health of $5.6 billion in 2021–22.

[9]	The change in the Ministry of Municipal Affairs and Housing’s base allocation reflects a one-time realignment to COVID-19 Time-Limited Funding for investments in the Social Services Relief Fund.
[10]	The decrease in Federal-Provincial Infrastructure Programs is due to construction delays for municipal transit projects funded through the Investing in Canada Infrastructure Program (ICIP).
[11]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $236 million in 2021–22.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Infrastructure Expenditures ($ Millions)
Sector	2021–22 Current Outlook			2021 Budget	In-Year Change
	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures	Total Infrastructure Expenditures

Transportation

Transit	5,571	1,000	6,571	5,642	929

Provincial Highways	2,487	186	2,673	2,592	81

Other Transportation, Property and Planning	107	75	182	182	–

Health

Hospitals	1,616	3	1,619	1,619	–

Other Health	60	244	304	304	–

Education	3,285	15	3,300	3,295	5

Postsecondary Education

Colleges and Other	829	64	893	893	–

Universities	–	93	93	93	–

Social	19	318	337	328	9

Justice	886	105	992	983	9

Other Sectors[4]	1,034	1,522	2,556	2,691	(135)

Total Infrastructure Expenditures	15,895	3,625	19,520	18,623	897

Less: Other Partner Funding[5]	1,765	–	1,765	1,765	–

Total[6]	14,130	3,625	17,755	16,858	897

[1]	Includes $236 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $13.3 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes broadband infrastructure, government administration, natural resources and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges, and schools.
[6]	Includes federal/municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Five-Year Review of Selected Financial and Economic Statistics[1] ($ Millions)

				Actual	Current Outlook

	2017–18	2018–19	2019–20	2020–21	2021–22

Revenue	150,594	153,700	156,096	164,893	176,659

Expense

Programs	142,363	148,751	152,273	169,023	175,793

Interest on Debt[2]	11,903	12,384	12,495	12,274	12,971

Total Expense	154,266	161,135	164,768	181,297	188,764

Reserve	–	–	–	–	1,000

Surplus/(Deficit)	(3,672)	(7,435)	(8,672)	(16,404)	(13,105)

Net Debt	323,834	338,496	353,332	373,564	395,395

Accumulated Deficit	209,023	216,642	225,764	239,294	253,399

Gross Domestic Product (GDP) at Market Prices	824,979	860,104	892,226	866,940	969,793

Primary Household Income	541,501	567,484	592,605	590,677	640,168

Population (000s) — July[3]	14,070	14,309	14,545	14,746	14,826

Net Debt Per Capita (dollars)	23,016	23,657	24,293	25,334	26,669

Household Income Per Capita (dollars)	38,486	39,660	40,744	40,058	43,178

Net Debt as a Per Cent of Revenue	215.0%	220.2%	226.4%	226.5%	223.8%

Interest on Debt as a Per Cent of Revenue	7.9%	8.1%	8.0%	7.4%	7.3%

Net Debt as a Per Cent of GDP	39.3%	39.4%	39.6%	43.1%	40.8%

Accumulated Deficit as a Per Cent of GDP	25.3%	25.2%	25.3%	27.6%	26.0%

[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $157 million in 2017–18, $175 million in 2018–19, $245 million in 2019–20, $230 million in 2020–21 and $236 million in 2021–22.

[3]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2017–18, the population on July 1, 2017 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D:	Ontario’s 2021–22 Borrowing Program

Ontario’s 2021–22 Borrowing Program

($ Billions)

	2021–22

	2021 Budget	Current Outlook[1]	Change from 2021 Budget

Deficit/(Surplus)	33.1	13.1	(20.0)

Investment in Capital Assets	11.8	13.3	1.5

Non-Cash Adjustments	(9.5)	(9.5)	–

Loans to Infrastructure Ontario	0.2	0.2	(0.0)

Other Net Loans/Investments	1.3	1.0	(0.3)

Debt Maturities/Redemptions	25.0	25.0	0.0

Total Funding Requirement	61.9	43.1	(18.9)

Decrease/(Increase) in Short-Term Borrowing	(6.0)	–	6.0

Increase/(Decrease) in Cash and Cash Equivalents	4.0	4.0	–

Pre-Borrowing in 2020–21 for 2021–22	(5.2)	(16.2)	(10.9)

Pre-Borrowing for 2022–23	–	10.0	10.0

Total Long-Term Public Borrowing	54.7	41.0	(13.7)

[1]  The Current Outlook reflects additional pre-borrowing completed between the release of the 2021 Budget and fiscal year end.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

The Province’s funding requirements for 2021–22 are projected to decrease by $18.9 billion compared to the forecast in the 2021 Budget, primarily reflecting a decrease of $20.0 billion in the projected deficit offset by a $1.5 billion increase in capital investments. The Province’s long-term borrowing program for 2021–22 is forecast to decrease by $13.7 billion, reflecting the decrease in the funding requirements along with an increase in pre-borrowing for 2022–23 to $10.0 billion. In an environment characterized by increasing interest rates, larger pre-borrowings provide the Province with mitigation against interest rate risk as well as potential market disruptions.

As of February 2, 2022, the Province has completed $39.2 billion or 96 per cent of its $41.0 billion 2021–22 long-term borrowing program. Approximately $30.1 billion or 77 per cent was completed in Canadian dollars, with the remaining $9.2 billion or 23 per cent completed primarily in U.S. dollars and euros.

On February 2, 2022, the Province issued its second Green Bond in fiscal 2021–22, and eleventh Green Bond overall. This issue was for $1.75 billion and follows a $2.75 billion issue in July 2021. Ontario remains the largest issuer of Canadian dollar Green Bonds, with $12.5 billion since 2014–15. Eight projects were selected to receive funding from the most recent Green Bond. This includes six Clean Transportation projects, one Energy Efficiency and Conservation project and one project under the Climate Adaptation and Resilience framework category.

2021–22 Long-Term Borrowing

	($	Billions	)

Canadian Dollar Issues		30.1

Foreign Currency Issues		9.2

Total		39.2
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ontario Ministry of Finance	www.ontario.ca/finance
For general inquiries regarding the 2021–22 Third Quarter Finances, please call or email:
Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca
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